September 18, 2019

Caixuan Xu
Chief Financial Officer
HF Foods Group Inc.
6001 W. Market Street
Greensboro, North Carolina 27409

       Re: HF Foods Group Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed September 9, 2019
           File No. 001-38180

Dear Ms. Xu:

       We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Interests of the Board of Directors and Officers of HF Group, page 108

1.    Please revise this section to provide all of the information required by
Item 5(a) of
      Schedule 14A. For example, please disclose the substantial direct and indirect interests that Mr. Ni holds through his beneficial ownership of your common stock to clearly describe any interests in the matters to be acted upon.
General

2. Please revise the proxy card as it does not appear to relate to your company or proposals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Caixuan Xu
HF Foods Group Inc.
September 18, 2019
Page 2

       Please contact Jennifer L pez, Staff Attorney, at (202) 551-3792 or Jacqueline Kaufman,
Staff Attorney, at (202) 551-3797 with any other questions.



                                                          Sincerely,
FirstName LastNameCaixuan Xu
                                                          Division of
Corporation Finance
Comapany NameHF Foods Group Inc.
                                                          Office of Consumer
Products
September 18, 2019 Page 2
cc:       Giovanni Caruso
FirstName LastName